UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


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                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                       PURSUANT TO RULE 13A-16 OR 15D-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                December, 2006

                                Barclays PLC and
                               Barclays Bank PLC
                             (Names of Registrants)

                               1 Churchill Place
                                London E14 5HP
                                    England
                    (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.


                           Form 20-F x     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                                  Yes     No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):


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This Report is a joint Report on Form 6-K filed by Barclays PLC and Barclays
Bank PLC. All of the issued ordinary share capital of Barclays Bank PLC is owned by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to General Instruction B to the General Instructions to Form 6-K.


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                                 EXHIBIT INDEX


1. Director/PDMR Shareholding dated 02 November, 2006
2. Director/PDMR Shareholding dated 08 November, 2006
3. Base Rate Change dated 09 November, 2006
4. Director/PDMR Shareholding dated 10 November, 2006
5. Director/PDMR Shareholding dated 14 November, 2006
6. Director/PDMR Shareholding dated 29 November, 2006


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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                     BARCLAYS PLC
                                                     (Registrant)

Date: December 01, 2006                            By:   /s/ Patrick Gonsalves
                                                         ----------------------
                                                         Patrick Gonsalves
                                                         Deputy Secretary

                                                     BARCLAYS BANK PLC
                                                     (Registrant)


Date: December 01, 2006                            By:   /s/ Patrick Gonsalves
                                                         ----------------------
                                                         Patrick Gonsalves
                                                         Joint Secretary

Exhibit 1.


                                                                2 November 2006

Director/PDMR shareholding: Disclosure Rules 3.1.4R(1)(a) and 3.1.4R(1)(b)


Barclays PLC was notified on 1 November 2005 that on 1 November 2005 the following Director and Person Discharging Managerial Responsibility (PDMR) exercised options granted under the Barclays PLC SAYE Share Option Scheme and received the following shares:

Director/PDMR               Number of shares          Price per share (pence)
M W Barrett                 2,479                     373.00
L C Dickinson                 980                     411.00

The revised total shareholding for Mr Barrett following this transaction is as follows:

Director                    Beneficial Holding        Non Beneficial Holding
M W Barrett                 317,041                   -


In addition to the interests shown above, the trustees of all the Barclays Group employees' benefit trusts hold a total of 168,576,065 ordinary shares in Barclays PLC. The Chairman and the executive directors of Barclays PLC are amongst the potential beneficiaries under these trusts and are therefore regarded for Companies Act purposes as being interested in the Barclays PLC ordinary shares held in them.

Exhibit 2.


                                                                 8 November 2006



   Director/PDMR shareholding: Disclosure Rules 3.1.4R(1)(a) and 3.1.4R(1)(b)



The trustee of the Barclays Group Sharepurchase Plan ("the Plan"), an HM Revenue and Customs approved all-employee share plan, informed the Company on 7 November 2006 that it had on 7 November 2006 purchased, and now held as bare trustee of the Plan, the following ordinary shares in the capital of Barclays PLC for the following directors/Persons Discharging Managerial Responsibility (PDMRs) at a price of 711.00p per share:

Director/PDMR             Number of Shares

Mr G A Hoffman            18
Mr D L Roberts            18
Mr J S Varley             18
Mr L C Dickinson          14

The Plan now includes Matching Shares provided by the Company on a 1:1 basis up to the first GBP600 per annum invested by the participant under the Plan. The number of shares purchased on 7 November 2006 for each director/PDMR above includes the Matching Shares.

The revised total shareholding for each director following these transactions is as follows:

Director                  Beneficial Holding        Non Beneficial
                                                    Holding

Mr G A Hoffman            317,809                   -
Mr D L Roberts            224,744                   -
Mr J S Varley             375,036                   -


In addition to these transactions, the trustees of all the Barclays Group employees' benefit trusts hold a total of 168,576,065 ordinary shares in Barclays PLC. The Chairman and the executive directors of Barclays PLC are amongst the potential beneficiaries under these trusts and are therefore regarded for Companies Act purposes as being interested in the Barclays PLC ordinary shares held in them.

Exhibit 3.


9 November 2006



BARCLAYS BANK INCREASING BASE RATE

Barclays Bank is increasing its base rate by 0.25 per cent to 5.00 per cent with effect from today, 9 November 2006.

Exhibit 4.


                                                                10 November 2006



   Director/PDMR shareholding: Disclosure Rules 3.1.4R(1)(a) and 3.1.4R(1)(b)



Barclays PLC was notified on 9 November 2006 that on 9 November 2006 the following Directors exercised options granted under the Barclays PLC SAYE Share Option Scheme and received the following shares:

Director         Number of shares         Price per share (pence)
G A Hoffman      1,360                    356.00
D L Roberts      816                      411.00


The revised total shareholdings for Directors following these transactions are as follows:

Director         Beneficial Holding       Non Beneficial Holding
G A Hoffman      319,169                  -
D L Roberts      225,560                  -


In addition to the interests shown above, the trustees of all the Barclays Group employees' benefit trusts hold a total of 168,576,065 ordinary shares in Barclays PLC. The Chairman and the executive directors of Barclays PLC are amongst the potential beneficiaries under these trusts and are therefore regarded for Companies Act purposes as being interested in the Barclays PLC ordinary shares held in them.

Exhibit 5.



                                                                14 November 2006

   Director/PDMR shareholding: Disclosure Rules 3.1.4R(1)(a) and 3.1.4R(1)(b)

The independent trustee of the Barclays Group (ESAS) Employees' Benefit Trust (the "ESAS Trust") notified Barclays PLC ("the Company") on 13 November 2006 that it had on 6 November 2006 exercised its discretion and released a total of 64,749 ordinary shares in Barclays PLC. None of the shares purchased were in respect of an award made to a director of Barclays PLC.

Following these transactions, the trustees of all the Barclays Group employees' benefit trusts hold a total of 168,511,316 ordinary shares in Barclays PLC. The Chairman and the executive directors of Barclays PLC are amongst the potential beneficiaries under these trusts and are therefore regarded for Companies Act purposes as being interested in the Barclays PLC ordinary shares held in them.

Exhibit 6.



                                                                29 November 2006



   Director/PDMR shareholding: Disclosure Rules 3.1.4R(1)(a) and 3.1.4R(1)(b)


Mr F F Seegers, a director of Barclays PLC ("the Company") notified the Company on 28 November 2006 that, on 27 November 2006, he had purchased ordinary shares in Absa Group Limited ("Absa"), in which the Company has a shareholding of over 56%, at a price of 120.10 Rand per share.


The number of shares acquired, together with Mr Seegers' total beneficial interest in Absa following the purchase is as follows:

Director             No. of shares acquired       Beneficial interest
Mr F F Seegers       1,000                        1,000